Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRANT OF RESTRICTED SHARE UNITS

The Board announces that, on March 24, 2023, the Company granted an aggregate of 2,908,682 RSUs (representing equal number of underlying Class A ordinary shares) to one senior management member (the “Senior Management Grant”) and 11 employees (the “Employee Grants”, together with the Senior Management Grant, the “RSU Grants”) pursuant to the 2019 Equity Incentive Plan, subject to the acceptance by the Grantees. None of the RSU Grants will be subject to the Shareholders’ approval, and none of the Grantees is a Director, chief executive or substantial shareholder of the Company, or an associate of any of them.

The RSU Grants are subject to the terms and conditions of the 2019 Equity Incentive Plan and the award agreements entered into between the Company and each of the Grantees. The principal terms of the 2019 Equity Incentive Plan were set out in the section headed “Statutory and General Information — D. 2019 Equity Incentive Plan” in Appendix IV to the prospectus of the Company dated June 25, 2021.

The Listing Committee of the Hong Kong Stock Exchange had granted approval for the listing of, and permission to deal in, the new Class A ordinary shares underlying the Awards which may be granted pursuant to the 2019 Equity Incentive Plan. The issue of 2,908,682 new Class A ordinary shares to satisfy such RSUs Grants under the 2019 Equity Incentive Plan will not be subject to the Shareholders’ approval and such new Class A ordinary shares (or corresponding ADSs as appropriate) will be transferred to the Grantees, subject to the satisfaction of the vesting conditions specified in the award agreements.

The RSU Grants would not result in the options and awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

Details of the RSUs granted are set out below:

Date of grant	March 24, 2023

Total number of RSUs granted	2,908,682

Purchase price of RSUs granted	Nil

Closing price of the Class A ordinary shares on the date of grant	HK$39.05 per share

Vesting condition and periods

The RSUs shall be subject to a service-based vesting condition.

Subject to the terms of Senior Management Grant and the 2019 Equity Incentive Plan, the RSUs granted under the Senior Management Grant shall vest in accordance with the following schedule:

25% of the RSUs granted shall become service-vested on each anniversary of the vesting commencement date, which shall be April 1, 2023, for four (4) years after the grant.

Subject to the terms of Employee Grants and the 2019 Equity Incentive Plan, the RSUs granted under the Employee Grants shall vest in accordance with the following schedule:

25% of the RSUs granted shall become service-vested on each anniversary of the vesting commencement date for four (4) years after the grant (of which the vesting commencement date for 98% of the RSUs under the Employee Grants shall be April 1, 2023, and the vesting commencement date for the remaining 2% of the RSUs under the Employee Grants shall be April 1, 2022).

According to the 2019 Equity Incentive Plan, the Administrator, in its sole discretion, shall determine the time or times when Awards may be vested. The vesting period for part of the RSUs granted to the employees is shorter than 12 months because the RSUs granted under the Employee Grants have a mixed vesting schedule, such that the relevant RSUs vest evenly over a period of four years.

Performance targets

The vesting of the RSUs under the Senior Management Grant shall be subject to the achievement of certain performance targets relating to performance appraisal results as set out in the relevant award agreement entered into between such senior management member and the Company.

The vesting of the RSUs under the Employee Grants is not subject to any performance targets.

Clawback mechanisms	Pursuant to the terms of RSU Grants and the 2019 Equity Incentive Plan, in the case of any Grantee’s Termination for Cause, all of the RSUs, whether vested or unvested, shall be cancelled as of the date of his/her termination. The Company shall have the right to (i) require the Grantees to surrender some or all of the Shares underlying the RSUs which have been issued to him/her or his/her transferee for no consideration, or (ii) require the Grantees to pay the Company any and all payment in cash or other property in lieu of the Shares underlying the RSUs which he/she has received from the Company.

Term of the 2019 Equity Incentive Plan	The 2019 Equity Incentive Plan commenced on June 28, 2020 (the “Effective Date”) and will expire on the tenth anniversary of the Effective Date unless earlier terminated. Upon expiry of the 2019 Equity Incentive Plan, any Award that is previously granted or issued shall remain in full force and effect as if the 2019 Equity Incentive Plan had not been amended or terminated, unless mutually agreed otherwise between the Company and the Participants in writing.

The new Class A ordinary shares to be issued and allotted by the Company to the Grantees under the RSU Grants represent approximately 0.17% of the total issued Shares of the Company as at the date of this announcement and approximately 0.17% of the total issued Shares of the Company as enlarged by such issue and allotment.

Class A ordinary shares available for future grant under the 2019 Equity Incentive Plan

The Company renewed on January 1, 2021 the maximum number of RSUs which may be granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total outstanding Shares of the Company on December 31, 2020. As at the date of this announcement and following the RSU Grants, 39,723,791 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan.

Definitions

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2019 Equity Incentive Plan”	the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021

“Administrator”	the Committee or any member(s) of the Board or officer(s) of the Company whom the Committee has delegated its authority to act as the Administrator as provided in the 2019 Equity Incentive Plan

“ADSs”	American depositary shares, each of which represents two Class A ordinary shares

“Award(s)”	award(s) in the form of restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments pursuant to the 2019 Equity Incentive Plan to Participant(s)

“Board”	the board of Directors of the Company

“Cause”

with respect to a Participant, unless in the case of a particular Award, the particular award agreement states otherwise, (a) the applicable member of the Group having “cause,” “just cause” or term of similar meaning or import, to terminate a Participant’s employment or service, as defined in any employment, consulting or services agreement between the Participant and such member of the Group in effect at the time of such termination or (b) in the absence of any such employment, consulting or services agreement (or the absence of any definition of “cause,” “just cause” or term of similar meaning or import contained therein), the following events or conditions, as determined by the Administrator in its sole discretion:

(i) any commission of an act of theft, embezzlement, fraud, dishonesty, ethical breach or other similar acts, or commission of a criminal offense;

(ii) any material breach of any agreement or understanding between the Participant and any member of the Group including, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, confidentiality or other similar agreement or the member of the Group’s code of conduct or other workplace rules;

(iii) any material misrepresentation or omission of any material fact in connection with the Participant’s employment with any member of the Group or service as a Service Provider;

(iv) any material failure to perform the customary duties as an Employee or a member of the board of directors or similar governing body of any member of the Group, to obey the reasonable directions of a supervisor or to abide by the policies or codes of conduct of the Company or any other member of the Group or to satisfy the requirements or working standards of the applicable member of the Group during any applicable probationary employment period; or

(v) any conduct that is materially adverse to the name, reputation or interests of any member of the Group.

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Committee”	the compensation committee of the Board (or a subcommittee thereof), or such other committee of the Board to which the Board has delegated power to act pursuant to the provisions of the 2019 Equity Incentive Plan; provided, that in the absence of any such committee, the term “Committee” shall mean the Board

“Company”, “our Company” or “the Company”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange

“Director(s)”	the director(s) of the Company

“Employee”	any person who has an employment relationship with any member of the Group

“Grantee(s)”	one senior management member and 11 employee(s) of the Group who were granted RSUs in accordance with the 2019 Share Incentive Plan on March 24, 2023

“Group”	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Participant(s)”	Holder(s) of an outstanding Award granted under the 2019 Equity Incentive Plan

“RSU(s)”	restricted share units

“Service Provider”	any person (i) who is an Employee, (ii) who provides services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are material to the long term growth of the Group; or (iii) who is a member of the board of directors or similar governing body of any member of the Group

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Termination for Cause”	in the case of a Participant, (i) the termination of the Participant’s status as a Service Provider for Cause or (ii) the Participant’s termination without Cause or voluntary resignation as a Service Provider if the Administrator determines at any time that, before or after the Participant’s termination without Cause or resignation, a member of the Group had Cause to terminate such Participant’s status as a Service Provider

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, March 24, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only